UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: June 30, 2019

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Mateon Therapeutics, Inc.

Full Name of Registrant

Former Name if Applicable

29397 Agoura Road Suite 107

Address of Principal Executive Office (Street and Number)

Agoura Hills, CA 91301

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Mateon Therapeutics, Inc. (the “Company”) is unable, without unreasonable effort and expense, to file its Quarterly Report on Form 10-Q for the three and six months year ended June 30, 2019 within the prescribed time period due to the additional time required to analyze accounting issues related to the Company’s recent merger with Oncotelic, Inc. and bridge financing, and the limited resources at the Company.

The Company currently expects that it will be able to conclude the remaining work necessary in time for the Company to file the Form 10-Q within the five calendar day extension provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Vuong Trieu Ph.D Chief Executive Officer	(650)	635-7000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ ] Yes [X] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company completed a merger with Oncotelic, Inc. on April 22, 2019, which will be treated as a reclassification and a “reverse merger” for accounting purposes. The Company will be reporting historical financial data of Oncotelic, Inc. for all periods prior to the date of the merger, and for the combined company for all periods after the date of the merger. As a biopharmaceutical development company, the Company will not show any revenues for the period ended June 30, 2019. However, operating expenses, and consequently net loss, will be larger that the prior period last year as a result of the inclusion of Onotelic’s operations in expenses following the merger, as well as increased professional services expenses associated with the merger and related transactions.

Mateon Therapeutics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 14, 2019	By:	/s/ Vuong Trieu
Vuong Trieu Ph. D.
Chief Executive Officer